"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

06010088

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 19 December 2005

Trade subject to notification

On 16 December 2005, in connection with its option programme, Orkla exercised 4,000 options, at a strike price of NOK 127.

Anders Berggren, Senior Vice President Financial Investments, exercised the above-mentioned options and, at the same time, sold 4,000 shares at a price of NOK 264.22. His, inclusive close associates, new total holding in Orkla is 4,671 shares, 20,000 options in Orkla shares and 5,000 synthetic options.

After the transaction a total of 1,596,408 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,015,607 own shares.

dlw 1/6

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 21 December 2005

Trade subject to notification

On 20 December 2005, in connection with its option programme, Orkla exercised 5,000 options, at a strike price of NOK 130.

Managing Director Bente Brevik, Nidar AS, exercised the above-mentioned options and, at the same time, sold 5,000 shares at a price of NOK 266.52. Her new total holding in Orkla is 2,600 shares and 19,000 options.

After the transaction a total of 1,591,408 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,010,607 own shares.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Anders Berggren, SVP Financial Investments, Tel: +47 22544522

Date: 20.12.05

Trade subject to notification – OPC

With reference to the notice to the Oslo Stock Exchange 20 December 2005 regarding Fast Search & Transfer ASA' voluntary bid to buy all the shares in Opticom ASA.
Orklas ASA and subsidiaries has 19 December 2005, after trading hours, entered into a conditional agreement to sell all its shares in Opticom ASA, a total of 1,770,000 shares corresponding to 10.95 % of the shares capital and votes.
The agreement is conditional upon the offer being carried out before 10 February 2006.
If this transaction is carried out, Orkla with subsidiaries will no longer hold shares in Opticom ASA.